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                          December 16, 2020

       Michael Bonner
       Chief Financial Officer
       Cumberland Pharmaceuticals Inc.
       2525 West End Avenue, Suite 950
       Nashville, Tennessee 37203

                                                        Re: Cumberland
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 11,
2020
                                                            File No. 333-251308

       Dear Mr. Bonner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Christopher M. Douse,
Esq.